EXHIBIT NO. 2: Third quarter 2009 results for CEMEX, S.A.B de C.V. (NYSE:CX).

	2009 THIRD QUARTER RESULTS

Stock Listing Information		Third quarter			like-to-like	Third quarter
		2009	2008	% Var.	% Var.*	2009	2008
NYSE (ADS)	Net sales	4,217	5,787	(27%)	(19%)	% of Net Sales
Ticker: CX	Gross profit	1,320	1,930	(32%)	(22%)	31.3%	33.3%
	Operating income	411	818	(50%)	(39%)	9.8%	14.1%
MEXICAN STOCK EXCHANGE	Majority net income	121	200	(40%)		2.9%	3.5%
Ticker: CEMEX.CPO	EBITDA	806	1,303	(38%)	(30%)	19.1%	22.5%
Ratio of CEMEX.CPO to CX= 10:1	Free cash flow after maintenance capital expenditures	260	957	(73%)		6.2%	16.5%

	Net debt	17,091	16,393	4%
	Earnings per ADS	0.14	0.26	(44%)
	Average ADRs outstanding	837.1	777.4	8%

In millions of US dollars, except ratios and per-ADS amounts. Average ADSs outstanding are presented in millions.
* Percentage variations adjusted for investments/divestments and currency fluctuations.

Investor Relations In the United States 1 877 7CX NYSE In Mexico 52 (81) 8888 4292 E-Mail ir@cemex.com
Consolidated net sales in the third quarter of 2009 decreased to US$4,217 million, representing a decrease of 27% compared with those of the third quarter of 2008, or a decrease of 19% adjusting for the exclusion of our Venezuelan operations, the sale of our assets in the Canary Islands, and currency fluctuations. The decline in sales is the result of lower volumes and prices mainly from our U.S. and Spanish operations. On a sequential basis, consolidated net sales increased close to 1%. The infrastructure sector was the main driver of demand in most of our markets despite the fact that we have not yet seen the impact of stimulus packages around the world.

Cost of sales as a percentage of net sales increased 2.0 percentage points to 68.7% from 66.7% during the third quarter of 2008. Adjusting for the sale of emission allowances reported in the third quarter 2008, cost of sales as a percentage of net sales remained flat. Selling, general, and administrative (SG&A) expenses as a percentage of net sales increased 2.4 percentage points during the quarter compared with the same period last year, from 19.2% to 21.6%. The increase in expenses is mainly as a result of lower economies of scale due to lower volumes, especially in the United States and Spain, and higher transportation costs, which were partially offset by savings from our cost-reduction initiatives.

EBITDA decreased 38% during the quarter compared with the same period last year, to US$806 million. The decrease was due mainly to lower contributions from our U.S. and Spanish operations; the exclusion of our Venezuelan operations starting August 1, 2008; and the sale of our assets in the Canary Islands during the fourth quarter of 2008. Adjusting for divestments and currency fluctuations, EBITDA declined 30%. EBITDA, on a sequential basis, declined 1%.

EBITDA margin decreased 3.4 percentage points, from 22.5% in the third quarter of 2008 to 19.1% this quarter. However, EBITDA margin for the quarter increased throughout our portfolio except for the United States and Spain.

Exchange gain (loss) net, for the quarter resulted in a gain of US$16 million, resulting mainly from the appreciation of the euro against the US dollar.
Majority net income was a gain of US$121 million in the third quarter of 2009 versus a gain of US$200 million in the third quarter of 2008 due to lower operating income given the reasons already explained above.

Net debt at the end of the third quarter was US$17,091 million, representing a decrease of US$1,181 million during the quarter.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 1

EBITDA and Free Cash Flow(1)

	Third quarter			January – September
	2009	2008	% Var.	2009	2008	% Var.
Operating income	411	818	(50%)	1,143	2,166	(47%)
+ Depreciation and operating amortization	395	485		1,181	1,445
EBITDA	806	1,303	(38%)	2,325	3,611	(36%)
- Net financial expense	252	188		654	672
- Maintenance capital expenditures	59	170		149	400
- Change in working capital	240	(5)		662	231
- Taxes paid	32	40		152	263
- Other cash items (net)	(38)	(47)		(111)	(128)
Free cash flow after maintenance capital expenditures	260	957	(73%)	819	2,173	(62%)
- Expansion capital expenditures	52	386		341	1,312
Free cash flow	208	571	(64%)	478	861	(45%)

In millions of US dollars.

During the quarter, free cash flow of US$208 million plus net proceeds from the equity offering of approximately US$1,782 million were used as follows: US$1,341 million to pay down debt; however, net debt was reduced by US$1,181 million as a result of negative conversion effects of US$160 million. The balance was used to pay perpetual notes coupons, fees and expenses related to our debt refinancing, and other uses.

Debt-Related Information

	Third quarter			Second quarter		Third quarter
						2009	2008
	2009	2008	% Var.	2009	Currency denomination
Total debt	17,579	17,928	(2%)	19,250	US dollar	60%	79%
Short-term	4%	21%		30%	Euro	26%	21%
Long-term	96%	79%		70%	Mexican peso	13%	0%
Cash and cash equivalents	488	1,390	(65%)	978	Yen	0%	0%
Fair value of cross-currency swaps (2)	0	144		0	Other	1%	0%
Net debt (2)	17,091	16,393X	4%	18,272
					Interest rate
Interest expense	275	197	(40%)	210	Fixed	15%	24%
					Variable	85%	76%

In millions of US dollars, except ratios.

During the third quarter of 2009, CEMEX issued various short-term notes under its Short-Term Promissory Notes Program ("Certificados Bursátiles de Corto Plazo"), having an outstanding amount of MXN1,200 million at the end of the quarter.

_________________________
(1)
EBITDA and free cash flow (calculated as set forth above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of its ability to internally fund capital expenditures and to service or incur debt. EBITDA and free cash flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity, or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income, which CEMEX considers to be the most comparable measure as determined under Mexican Financial Reporting Standards. Free cash flow is reconciled to EBITDA.

(2)	For presentation purposes in the table above, net debt includes the fair value of cross-currency swaps (“CCS”) if any, associated with debt.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 2

Equity-Related Information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	8,085,522,644

Exercise of stock options	13,249,067
Issuance of shares related to equity offering	900,000,000
Less increase (decrease) in the number of CPOs held in subsidiaries*	(596,425,822)

End-of-quarter CPO-equivalent units outstanding	9,595,197,533

Outstanding units equal total shares issued by CEMEX less shares held in subsidiaries.
* Includes 595,000,000 CPOs related to the sale of shares in subsidiaries from our equity offering.

Employee long-term compensation plans
As of September 30, 2009, executives had outstanding options on a total of 95,661,307 CPOs, with a weighted-average strike price of approximately US$1.82 per CPO (equivalent to US$18.18 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of September 30, 2009, our executives held 32,543,287 restricted CPOs, representing 0.3% of our total CPOs outstanding.

Derivative Instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Third quarter		Second quarter
Notional amounts	2009	2008	2009
Equity (2)	953	962	953
Foreign-exchange (1)	0	8,774	0
Interest-rate (3)	0	14,928	0
Estimated aggregate fair market value (1) (3) (4)	(37)	(22)	(61)

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: Under Mexican FRS, companies are required to recognize all derivative financial instruments in the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow hedging purposes, in which changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of September 30, 2009, in connection with the fair market value recognition of its derivatives portfolio, CEMEX had recognized increases in assets and liabilities resulting in a net asset of US$51 million, which according to our financial agreements, is presented net of the liabilities associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.

_________________________
(1)
As of September 30, 2008 and June 30,  2009, excludes derivatives for a notional amount of US$3,024 million entered into by financial institutions with certain Special Purpose Entities ("SPEs") created under various series of our perpetual notes. As of July 1, 2009, all of these derivatives have been closed out as we elected to defer the coupons on the perpetual notes by one day. The SPEs received US$94 million which will be used to pay future coupons on the perpetual notes.

(2)
Includes a notional amount of US$360 million in connection with a guarantee given by CEMEX under a financial transaction of its employee's pension fund trust. The fair value of such financial guarantee represents an asset of US$37 million net of collateral deposit of US$176 million.

(3)
Excludes, starting in the first quarter of 2009, an interest-rate swap related to our long-term energy contracts. As of September 30, 2009, the amount of this derivative was US$205 million and had a positive fair market value of approximately US$38 million.

(4)	Net of cash collateral deposited under open positions. Cash collateral was US$175 million as of September 30, 2009.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 3

Other Activities

CEMEX announced completion of comprehensive refinancing
On August 14, 2009, CEMEX announced that it completed its previously announced refinancing of the majority of the Company's outstanding debt. The refinancing plan extends the maturities of approximately US$15 billion in syndicated and bilateral obligations with approximately 75 banks and private placement note holders, providing for a semi-annual amortization schedule, with a final maturity of February 14, 2014. Final documentation has been signed and all conditions precedent have been satisfied in full.

CEMEX announced resolutions of Extraordinary General Shareholders Meeting
On September 4, 2009, CEMEX stockholders approved a resolution to increase the variable portion of the capital stock by up to 4.8 billion shares (equivalent to 1.6 billion CPOs or 160 million ADSs). This increase in capital could be accomplished through a public offering of common stock or through the issuance of convertible bonds. This issuance was required to be completed within a period of 24 months.

CEMEX announced completion of global equity offering
On September 28, 2009, CEMEX successfully completed the placement of US$1.9 billion in equity through the public offering of 1,495,000,000 Ordinary Participation Certificates (CPOs), equivalent to 149,500,000 ADSs, directly or in the form of American Depositary Shares (ADSs). The ADSs were offered to the public at a price of US$12.50 per ADS, and the CPOs were offered to the public at a price of MXN16.65 per CPO. The estimated net aggregate proceeds from the global offering, including proceeds from the exercise of the over-allotment option, were approximately US$1.782 billion.

CEMEX completed the sale of Australian operations
On October 1, 2009, CEMEX completed the sale of its Australian operations to Holcim Group. The proceeds from this sale are approximately A$2.02 billion (approximately US$1.7 billion) and will be used to reduce debt and to strengthen CEMEX's liquidity position.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 4

Operating Results

Mexico
CEMEX's domestic cement volumes in Mexico decreased 8% during the third quarter versus the same period last year, while ready-mix volumes decreased 20% over the same period. For the first nine months of the year, cement volumes decreased 2% while ready-mix volumes decreased 9% versus the comparable periods in 2008.

Construction activity during the quarter was driven by a decline in the formal residential and non-residential sectors as a result of the overall macroeconomic situation. Additionally, many of the infrastructure projects that initiated during the second half of 2008 were completed during this quarter. Performance from the self-construction sector was stable.

United States
Cement, ready-mix, and aggregates volumes for CEMEX's operations in the United States decreased 31%, 34%, and 33%, respectively, during the third quarter versus the same period last year. For the first nine months of the year, cement, ready-mix, and aggregates volumes decreased 34%, 40%, and 38%, respectively, versus the comparable period in 2008.

Demand for building materials in the United States continues to decline in connection with the economic slowdown. Activity in the construction sector during the quarter continues to be depressed by a lack of confidence and credit availability. While the downturn in the residential sector has stabilized, the industrial-and-commercial sector continues its downward trend. Although we expect the announced stimulus program to impact the public construction sector through the initiation of new infrastructure-related projects, we have not yet seen the impact in construction spending.

Spain
Cement volumes for our Spanish operations decreased 30% during the third quarter of 2009 compared with the same period last year. Ready-mix volumes decreased 37% during the quarter versus the comparable period a year ago. For the first nine months of the year, cement volumes decreased 43% while ready-mix volumes declined by 47%. On a like-to-like basis, adjusting for the divestments that took place in 2008, cement and ready-mix volumes decreased 21% and 28%, respectively for the quarter, and decreased 35% and 39%, respectively, for the first nine months of the year versus the comparable periods of last year.

Sales continue to be affected by significantly weaker demand in all of our regions, as decreased confidence and lower activity across all sectors resulted in lower volumes for the quarter. Construction activity weakened further as economic conditions continued to worsen. Activity from the infrastructure sector remains relatively stable despite the government's stimulus plan. The residential sector continues to contract. Finally, lack of confidence and tight credit conditions continue to affect construction spending.

United Kingdom
CEMEX's domestic cement, ready-mix, and aggregates volumes in the United Kingdom operations decreased 15%, 21%, and 14%, respectively, during the quarter versus the comparable period last year. For the first nine months of the year cement, ready-mix, and aggregates volumes decreased 21%, 26%, and 21%, respectively, versus the comparable period in 2008.

During the quarter we continued to face a pronounced decline in demand for our products. Volumes continue to be affected by significantly weaker demand in most of our markets as a result of the challenging macroeconomic environment. Activity from the infrastructure sector, fueled by the government's stimulus program, did not compensate for the continued decline in other demand sectors. In addition, adverse weather conditions during the month of August affected volumes during the quarter.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 5

Operating Results

Rest of Europe

In CEMEX's operations in France, ready-mix and aggregates volumes decreased 18% and 15%, respectively, during the quarter versus the comparable period of last year. For the first nine months of the year, ready-mix and aggregates volumes decreased 18% and 17%, respectively, versus the same period in 2008. Volumes for the quarter continue to fall as a result of the challenging macroeconomic environment. Performance from the residential and industrial-and-commercial sectors continues to deteriorate, while projects from the infrastructure sector have not compensated for the fall in demand from other sectors.

In Germany, our domestic cement volumes decreased 15% during the third quarter and 18% during the first nine months of the year versus the comparable periods in 2008. Economic activity remains challenging and continues to negatively impact overall cement demand. Activity from the infrastructure sector, fueled by the government's stimulus package, partially compensated for the decline in the non-residential sector. The downward trend in the residential sector appears to have flattened.

For the Rest of Europe region as a whole, cement volumes decreased 6% for the third quarter and decreased 17% for the first nine months of the year versus the comparable periods last year.

South/Central America and the Caribbean
In CEMEX's operations in Colombia, domestic cement volumes decreased 4% during the quarter and 8% during the first nine months of the year versus the comparable periods in 2008. Volumes for the quarter continue to be affected by a sharp decline in demand for our products across all regions. Some signs of recovery are visible in the low-income-housing and infrastructure sectors but have not offset the decline in the industrial-and-commercial and self-construction sectors.

Domestic cement volumes in the region decreased 23% during the quarter and 36% during the first nine months of the year versus the comparable periods of last year.

Africa and the Middle East
In CEMEX's operations in Egypt, domestic cement volumes increased 8% during the quarter and 16% during the first nine months of the year versus the comparable periods in 2008. Demand for the quarter continues to be driven by the residential sector, mainly from the informal sector, and to a lesser extent from infrastructure sector. Middle and high-income housing continued its stable trend.

The region's domestic cement volumes increased 12% during the quarter and increased 28% for the first nine months of the year versus the same periods of last year.

Asia
In the Philippines, CEMEX's domestic cement volumes increased 2% during the quarter and 5% during the first nine months of the year compared with the same periods in 2008. The main drivers of demand during the quarter were the residential sector, which was supported by strong remittances, and public infrastructure projects fueled by the government's stimulus package.

Our cement volumes in the region as a whole decreased 7% during the quarter and 6% during the first nine months of the year versus the comparable periods of last year.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 6

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January - September			like-to-like	Third quarter			like-to-like
INCOME STATEMENT	2009	2008	% Var.	% Var. *	2009	2008	% Var.	% Var. *
Net Sales	12,036,047	17,479,594	(31%)	(18%)	4,217,079	5,787,399	(27%)	(19%)
Cost of Sales	(8,403,577)	(11,874,556)	(29%)		(2,897,058)	(3,857,369)	(25%)
Gross Profit	3,632,471	5,605,038	(35%)	(20%)	1,320,022	1,930,030	(32%)	(22%)
Selling, General and Administrative Expenses	(2,489,604)	(3,438,552)	(28%)		(909,016)	(1,111,602)	(18%)
Operating Income	1,142,866	2,166,486	(47%)	(30%)	411,006	818,428	(50%)	(39%)
Other Expenses, Net	(197,763)	164,368	N/A		(61,850)	15,061	N/A
Operating Income After Other Expenses, Net	945,103	2,330,854	(59%)		349,156	833,489	(58%)
Financial Expenses	(688,536)	(700,029)	(2%)		(275,081)	(196,860)	40%
Financial Income	23,743	28,359	(16%)		10,824	8,913	21%
Exchange Gain (Loss), Net	(52,539)	(163,897)	(68%)		15,994	(211,631)	N/A
Monetary Position Gain (Loss)	22,592	39,098	(42%)		9,983	7,055	42%
Gain (Loss) on Financial Instruments	(174,180)	(288,606)	(40%)		(23,024)	(271,499)	(92%)
Total Comprehensive Financing (Cost) Income	(868,920)	(1,085,075)	(20%)		(261,304)	(664,021)	(61%)
Net Income Before Income Taxes	76,184	1,245,779	(94%)		87,853	169,468	(48%)
Income Tax	221,597	(191,537)	N/A		25,564	(15,666)	N/A
Net Income Before Participation of Uncons. Subs. and Ext. Items	297,781	1,054,242	(72%)		113,416	153,802	(26%)
Participation in Unconsolidated Subsidiaries	24,575	69,710	(65%)		20,371	30,838	(34%)
Consolidated Net Income	322,356	1,123,952	(71%)		133,787	184,639	(28%)
Net Income Attributable to Min. Interest	20,906	10,577	98%		12,837	(15,476)	N/A
MAJORITY INTEREST NET INCOME	301,450	1,113,375	(73%)		120,951	200,115	(40%)

EBITDA	2,324,229	3,609,837	(36%)	(22%)	805,564	1,302,840	(38%)	(30%)
Earnings per ADS	0.38	1.47	(74%)		0.14	0.26	(44%)

	As of September 30
BALANCE SHEET	2009	2008	% Var.
Total Assets	45,536,511	49,519,611	(8%)
Cash and Temporary Investments	487,952	1,390,068	(65%)
Trade Accounts Receivables	1,631,399	1,907,715	(14%)
Other Receivables	868,082	948,465	(8%)
Inventories	1,459,134	1,891,546	(23%)
Other Current Assets	208,248	191,247	9%
Current Assets	4,654,815	6,329,041	(26%)
Fixed Assets	20,805,718	22,518,465	(8%)
Other Assets	20,075,978	20,672,104	(3%)
Total Liabilities	26,276,491	29,301,436	(10%)
Current Liabilities	4,160,623	8,212,941	(49%)
Long-Term Liabilities	16,915,023	14,159,970	19%
Other Liabilities	5,200,845	6,928,526	(25%)
Consolidated Stockholders' Equity	19,260,019	20,218,175	(5%)
Minority Interest and Perpetual Instruments	3,369,452	4,461,972	(24%)
Stockholders' Equity Attributable to Majority Interest	15,890,567	15,756,200	1%

*	Percentage variations adjusted for investments/divestments and currency fluctuations.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 7

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms)

	January - September			Third quarter
INCOME STATEMENT	2009	2008	% Var.	2009	2008	% Var.
Net Sales	165,736,372	183,671,692	(10%)	56,340,181	60,304,699	(7%)
Cost of Sales	(115,717,252)	(124,775,196)	(7%)	(38,704,692)	(40,193,781)	(4%)
Gross Profit	50,019,120	58,896,496	(15%)	17,635,488	20,110,917	(12%)
Selling, General and Administrative Expenses	(34,281,854)	(36,131,543)	(5%)	(12,144,448)	(11,582,898)	5%
Operating Income	15,737,267	22,764,954	(31%)	5,491,040	8,528,019	(36%)
Other Expenses, Net	(2,723,193)	1,727,147	N/A	(826,311)	156,936	N/A
Operating Income After Other Expenses, Net	13,014,074	24,492,100	(47%)	4,664,729	8,684,956	(46%)
Financial Expenses	(9,481,137)	(7,355,748)	29%	(3,675,084)	(2,051,281)	79%
Financial Income	326,937	297,992	10%	144,610	92,876	56%
Exchange Gain (Loss), Net	(723,463)	(1,722,196)	(58%)	213,676	(2,205,196)	N/A
Monetary Position Gain (Loss)	311,095	410,833	(24%)	133,375	73,516	81%
Gain (Loss) on Financial Instruments	(2,398,455)	(3,032,607)	(21%)	(307,594)	(2,829,018)	(89%)
Total Comprehensive Financing (Cost) Income	(11,965,023)	(11,401,727)	5%	(3,491,017)	(6,919,104)	(50%)
Net Income Before Income Taxes	1,049,051	13,090,373	(92%)	1,173,712	1,765,852	(34%)
Income Tax	3,051,392	(2,012,628)	N/A	341,529	(163,238)	N/A
Net Income Before Participation of Uncons. Subs. and Ext. Items	4,100,443	11,077,745	(63%)	1,515,241	1,602,614	(5%)
Participation in Unconsolidated Subsidiaries	338,396	732,493	(54%)	272,156	321,329	(15%)
Consolidated Net Income	4,438,839	11,810,238	(62%)	1,787,397	1,923,942	(7%)
Net Income Attributable to Min. Interest	287,871	111,136	159%	171,498	(161,260)	N/A
MAJORITY INTEREST NET INCOME	4,150,968	11,699,102	(65%)	1,615,899	2,085,202	(23%)

EBITDA	32,004,636	37,931,364	(16%)	10,762,340	13,575,591	(21%)
Earnings per ADS	-	16.02	(100%)	-	2.81	(100%)

	As of September 30
BALANCE SHEET	2009	2008	% Var.
Total Assets	614,742,894	541,249,346	14%
Cash and Temporary Investments	6,587,353	15,193,440	(57%)
Trade Accounts Receivables	22,023,889	20,851,329	6%
Other Receivables	11,719,111	10,366,721	13%
Inventories	19,698,306	20,674,597	(5%)
Other Current Assets	2,811,343	2,090,335	34%
Current Assets	62,840,002	69,176,422	(9%)
Fixed Assets	280,877,194	246,126,823	14%
Other Assets	271,025,698	225,946,101	20%
Total Liabilities	354,732,632	320,264,699	11%
Current Liabilities	56,168,414	89,767,442	(37%)
Long-Term Liabilities	228,352,811	154,768,471	48%
Other Liabilities	70,211,407	75,728,785	(7%)
Consolidated Stockholders' Equity	260,010,262	220,984,648	18%
Minority Interest and Perpetual Instruments	45,487,603	48,769,356	(7%)
Stockholders' Equity Attributable to Majority Interest	214,522,659	172,215,265	25%

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 8

Operating Summary per Country

In thousands of U.S. dollars

	January - September			like-to-like	Third quarter			like-to-like
NET SALES	2009	2008	% Var.	% Var. *	2009	2008	% Var.	% Var. *
Mexico	2,387,708	3,037,666	(21%)	3%	761,487	1,047,725	(27%)	(7%)
U.S.A.	2,223,579	3,715,358	(40%)	(40%)	751,459	1,221,456	(38%)	(38%)
Spain	635,684	1,347,055	(53%)	(40%)	216,748	369,940	(41%)	(31%)
United Kingdom	898,389	1,422,827	(37%)	(20%)	330,023	445,580	(26%)	(15%)
Rest of Europe	2,502,738	3,478,854	(28%)	(17%)	985,597	1,191,856	(17%)	(11%)
South / Central America and Caribbean	1,046,439	1,650,531	(37%)	(11%)	359,886	503,887	(29%)	(17%)
Africa and Middle East	787,817	794,246	(1%)	5%	255,908	295,450	(13%)	(10%)
Asia and Australia	1,287,116	1,657,008	(22%)	(9%)	479,457	564,205	(15%)	(13%)
Others and intercompany eliminations	266,577	376,050	(29%)	(22%)	76,514	147,300	(48%)	(44%)
TOTAL	12,036,047	17,479,594	(31%)	(18%)	4,217,079	5,787,399	(27%)	(19%)

GROSS PROFIT
Mexico	1,193,588	1,531,521	(22%)	2%	392,685	531,882	(26%)	(5%)
U.S.A.	231,386	791,381	(71%)	(75%)	86,137	227,727	(62%)	(69%)
Spain	218,896	471,462	(54%)	(43%)	82,697	134,675	(39%)	(31%)
United Kingdom	216,048	316,735	(32%)	(14%)	84,754	96,712	(12%)	0%
Rest of Europe	626,740	929,302	(33%)	(21%)	288,344	357,781	(19%)	(13%)
South / Central America and Caribbean	452,444	663,311	(32%)	(4%)	159,802	193,088	(17%)	(2%)
Africa and Middle East	291,038	248,107	17%	23%	92,507	95,417	(3%)	0%
Asia and Australia	412,188	527,645	(22%)	(8%)	152,674	180,865	(16%)	(13%)
Others and intercompany eliminations	(9,857)	125,575	N/A	(54%)	(19,579)	111,883	N/A	N/A
TOTAL	3,632,471	5,605,038	(35%)	(20%)	1,320,022	1,930,030	(32%)	(22%)

OPERATING INCOME
Mexico	803,648	1,030,091	(22%)	2%	258,355	363,466	(29%)	(9%)
U.S.A.	(329,894)	61,114	N/A	N/A	(111,161)	8,943	N/A	N/A
Spain	119,087	330,694	(64%)	(57%)	55,432	93,291	(41%)	(35%)
United Kingdom	(35,367)	(64,199)	45%	(27%)	(6,097)	(20,178)	70%	(62%)
Rest of Europe	141,579	277,456	(49%)	(39%)	110,735	127,929	(13%)	(5%)
South / Central America and Caribbean	313,299	423,115	(26%)	2%	111,530	127,283	(12%)	3%
Africa and Middle East	230,806	191,964	20%	25%	75,519	75,783	(0%)	3%
Asia and Australia	195,412	223,088	(12%)	2%	70,778	76,758	(8%)	(6%)
Others and intercompany eliminations	(295,705)	(306,837)	4%	16%	(154,085)	(34,848)	(342%)	371%
TOTAL	1,142,866	2,166,486	(47%)	(30%)	411,006	818,428	(50%)	(39%)

*	Percentage variations adjusted for investments/divestments and currency fluctuations.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 9

Operating Summary per Country

EBITDA in thousands of US dollars. EBITDA margin as a percentage of net sales

	January - September			like-to-like	Third quarter			like-to-like
EBITDA	2009	2008	% Var.	% Var. *	2009	2008	% Var.	% Var. *
Mexico	906,887	1,164,026	(22%)	2%	293,576	408,359	(28%)	(8%)
U.S.A.	147,326	572,813	(74%)	(74%)	45,147	175,923	(74%)	(74%)
Spain	160,003	412,033	(61%)	(54%)	70,065	120,833	(42%)	(36%)
United Kingdom	43,538	49,610	(12%)	7%	21,531	17,431	24%	37%
Rest of Europe	277,414	456,427	(39%)	(28%)	157,358	188,879	(17%)	(9%)
South / Central America and Caribbean	383,049	538,840	(29%)	(2%)	131,242	161,274	(19%)	(5%)
Africa and Middle East	264,728	224,545	18%	23%	86,895	87,013	(0%)	3%
Asia and Australia	245,265	280,937	(13%)	1%	88,811	95,154	(7%)	(5%)
Others and intercompany eliminations	(103,980)	(89,393)	16%	74%	(89,061)	47,974	N/A	N/A
TOTAL	2,324,229	3,609,837	(36%)	(22%)	805,564	1,302,840	(38%)	(30%)

EBITDA MARGIN
Mexico	38.0%	38.3%			38.6%	39.0%
U.S.A.	6.6%	15.4%			6.0%	14.4%
Spain	25.2%	30.6%			32.3%	32.7%
United Kingdom	4.8%	3.5%			6.5%	3.9%
Rest of Europe	11.1%	13.1%			16.0%	15.8%
South / Central America and Caribbean	36.6%	32.6%			36.5%	32.0%
Africa and Middle East	33.6%	28.3%			34.0%	29.5%
Asia and Australia	19.1%	17.0%			18.5%	16.9%
CONSOLIDATED MARGIN	19.3%	20.7%			19.1%	22.5%

*	Percentage variations adjusted for investments/divestments and currency fluctuations.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 10

Volume Summary

Consolidated volume summary
Cement and aggregates: Thousands of metric tons
Ready-mix: Thousands of cubic meters

	January - September			Third quarter
	2009	2008	% Var.	2009	2008	% Var.
Consolidated cement volume	49,639	61,587	(19%)	16,871	20,052	(16%)
Consolidated ready-mix volume	44,996	59,598	(25%)	15,466	19,938	(22%)
Consolidated aggregates volume	145,807	186,823	(22%)	51,744	63,344	(18%)

Per-country volume summary

	January - September	Third quarter	Third quarter 2009 Vs.
DOMESTIC CEMENT VOLUME	2009 Vs. 2008	2009 Vs. 2008	Second quarter 2009
Mexico	(2%)	(8%)	(10%)
U.S.A.	(34%)	(31%)	5%
Spain	(43%)	(30%)	0%
United Kingdom	(21%)	(15%)	(1%)
Rest of Europe	(17%)	(6%)	6%
South / Central America and Caribbean	(36%)	(23%)	3%
Africa and Middle East	28%	12%	(6%)
Asia and Australia	(6%)	(7%)	3%

READY-MIX VOLUME
Mexico	(9%)	(20%)	(6%)
U.S.A.	(40%)	(34%)	7%
Spain	(47%)	(37%)	2%
United Kingdom	(26%)	(21%)	2%
Rest of Europe	(18%)	(12%)	1%
South / Central America and Caribbean	(37%)	(31%)	0%
Africa and Middle East	(16%)	(22%)	(8%)
Asia and Australia	(20%)	(21%)	(2%)

AGGREGATES VOLUME
Mexico	8%	(5%)	(8%)
U.S.A.	(38%)	(33%)	1%
Spain	(37%)	(27%)	7%
United Kingdom	(21%)	(14%)	7%
Rest of Europe	(13%)	(9%)	2%
South / Central America and Caribbean	(43%)	(49%)	(18%)
Africa and Middle East	(15%)	(40%)	(28%)
Asia and Australia	(21%)	(20%)	12%

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 11

Price Summary

Variation in US Dollars

	January - September	Third quarter	Third quarter 2009 Vs.
DOMESTIC CEMENT PRICE	2009 Vs. 2008	2009 Vs. 2008	Second quarter 2009
Mexico	(21%)	(20%)	(0%)
U.S.A.	(6%)	(7%)	(2%)
Spain	(18%)	(16%)	0%
United Kingdom	(13%)	(8%)	1%
Rest of Europe (*)	(14%)	(9%)	5%
South / Central America and Caribbean (*)	9%	6%	(0%)
Africa and Middle East (*)	10%	4%	2%
Asia and Australia (*)	1%	0%	(2%)

READY-MIX PRICE
Mexico	(23%)	(21%)	(0%)
U.S.A.	(6%)	(9%)	(4%)
Spain	(17%)	(15%)	(1%)
United Kingdom	(18%)	(14%)	(0%)
Rest of Europe (*)	(11%)	(7%)	1%
South / Central America and Caribbean (*)	(9%)	(7%)	2%
Africa and Middle East (*)	(5%)	(15%)	(3%)
Asia and Australia (*)	(9%)	1%	12%

AGGREGATES PRICE
Mexico	(21%)	(19%)	5%
U.S.A.	(6%)	(7%)	0%
Spain	(6%)	4%	2%
United Kingdom	(19%)	(14%)	1%
Rest of Europe (*)	(8%)	(1%)	4%
South / Central America and Caribbean (*)	(10%)	(14%)	(6%)
Africa and Middle East (*)	7%	(2%)	(3%)
Asia and Australia (*)	(4%)	8%	10%

(*)	Volume weighted-average price.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 12

Price Summary

Variation in Local Currency

	January - September	Third quarter	Third quarter 2009 Vs.
DOMESTIC CEMENT PRICE	2009 Vs. 2008	2009 Vs. 2008	Second quarter 2009
Mexico	4%	3%	(0%)
U.S.A.	(6%)	(7%)	(2%)
Spain	(9%)	(13%)	(4%)
United Kingdom	9%	6%	(2%)
Rest of Europe (*)	4%	3%	(2%)
South / Central America and Caribbean (*)	19%	8%	(3%)
Africa and Middle East (*)	13%	7%	1%
Asia and Australia (*)	10%	5%	(2%)

READY-MIX PRICE
Mexico	2%	2%	(1%)
U.S.A.	(6%)	(9%)	(4%)
Spain	(8%)	(11%)	(5%)
United Kingdom	3%	(1%)	(3%)
Rest of Europe (*)	1%	(1%)	(4%)
South / Central America and Caribbean (*)	(2%)	(6%)	(1%)
Africa and Middle East (*)	3%	(11%)	(7%)
Asia and Australia (*)	6%	4%	3%

AGGREGATES PRICE
Mexico	3%	5%	5%
U.S.A.	(6%)	(7%)	0%
Spain	4%	8%	(2%)
United Kingdom	2%	(1%)	(2%)
Rest of Europe (*)	4%	4%	(1%)
South / Central America and Caribbean (*)	2%	(13%)	(8%)
Africa and Middle East (*)	10%	1%	(4%)
Asia and Australia (*)	15%	11%	1%

(*)	Volume weighted-average price.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 13

Definition of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

Under Mexican Financial Reporting Standards ("Mexican FRS"), beginning January 1, 2008, CEMEX translates the financial statements of those foreign subsidiaries operating in low-inflation environments using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement, while for foreign subsidiaries operating in high-inflation environments, CEMEX uses the exchange rates at the reporting date for the balance sheet and income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for third quarter 2009 and third quarter 2008 are 13.36 and 10.42 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, Spain, and the United Kingdom as of September 30, 2009, and September 30, 2008, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2009 and end-of-period exchange rates for 2008, provided below.

Exchange rate	January - September		Third quarter
	2009 Average	2008 Average	2009 Average	2008 Average
Mexican peso	13.77	10.51	13.36	10.42
Euro	0.7319	0.6575	0.6979	0.6776
British pound	0.6504	0.5153	0.6156	0.5377

Amounts provided in units of local currency per US dollar.

Breakdown of regions

The South/Central America and Caribbean region includes CEMEX's operations in Argentina, Colombia, Costa Rica, the Dominican Republic, Jamaica, Nicaragua, Panama, Puerto Rico, and Venezuela (through July 31, 2008), as well as trading operations in the Caribbean region.
Rest of Europe includes operations in Austria, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Latvia, Norway, Poland, and Sweden.
Africa and Middle East includes operations in Egypt, Israel, and the United Arab Emirates.
The Asia region includes operations in Bangladesh, Malaysia, the Philippines, Taiwan, and Thailand.

Definition of terms
EBITDA equals operating income plus depreciation and operating amortization.
Free cash flow equals EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).
Maintenance capital expenditures consist of maintenance spending on our cement, ready-mix, and other core businesses in existing markets.
Expansion capital expenditures consist of expansion spending on our cement, ready-mix, and other core businesses in existing markets.
Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.
Net debt equals total debt minus cash and cash equivalents, and does not include our obligations in respect of our perpetual notes and loans, which are treated as equity obligations under Mexican financial reporting standards. For third quarter 2008, net debt also excluded the fair value of cross-currency swaps associated with debt.

Earnings per ADS
The number of average ADSs outstanding used for the calculation of earnings per ADS was 837.1 million for third quarter 2009, 800.7 million for year-to-date 2009, 777.4 million for third quarter 2008, and 762.4 million for year-to-date 2008.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 14

Definition of Terms and Disclosures

Effects of the nationalization of CEMEX Venezuela on our financial statements

Our consolidated balance sheets as of September 30, 2009 and 2008, presented elsewhere in this quarterly report, include within "Other long-term assets" our net investment in our Venezuelan assets as of the same dates. Our income statement for the nine-month period ended September 30, 2008, includes CEMEX Venezuela's results of operations for the seven-month period ended July 31, 2008. Our net investment in our Venezuelan assets as of September 30, 2009 and 2008, as well as selected condensed financial information of income statement for CEMEX Venezuela for the seven-month period ended July 31, 2008, is as follows:

Millions of pesos	July 31, 2008
Net sales	MXN 4,358
Operating income	MXN 775

	September 30, 2009	September 30, 2008
Net total assets	MXN 6,290	MXN 6,354

Agreement to sell our Australian assets

In connection with the aforementioned sale of our Australian assets on October 1, 2009, our balance sheet as of September 30, 2009, and our income statements for the nine-month periods ended September 30, 2009 and 2008, presented elsewhere in this quarterly report, include CEMEX Australia's balance sheet and results of operations, respectively, as of and for the same periods. According to MFRS, only after a significant disposal has occurred, the related results of operations should be treated as "discontinued operations" in the income statement. During the fourth quarter of 2009, for purposes of our income statements of the current and prior periods under MFRS, our Australian results of operations for the nine-month periods ended September 30, 2009 and 2008, will be reclassified line-by-line and presented, net of income tax, in a single line item as "Discontinued operations" before net income. Likewise, during the fourth quarter of 2009, as part of the "Discontinued operations" line item, we will recognize the result on the sale of our Australian assets representing a loss, net of income tax, of approximately US$446 million. This loss represents the difference between the selling price of approximately US$1.7 billion and the carrying amount of the net assets as of October 1, 2009, including foreign currency translation effects accrued in equity.

Selected condensed financial information of balance sheet and income statement for CEMEX Australia as of September 30, 2009 and for the nine-month periods ended September 30, 2009 and 2008, is as follows:

Millions pesos	September 30, 2009	September 30, 2008
Net sales	MXN 13,015	MXN 13,928
Operating income	MXN 1,198	MXN 1,291

Total assets	MXN 35,632
Total liabilities	MXN 6,732
Net total assets	MXN 28,900

Impairment testing

Goodwill and other intangible assets of indefinite life are tested for impairment once a year during the last quarter, or whenever a significant adverse event occurs. During the nine-month period ended September 30, 2009, based on our analyses of impairment indicators and our determinations of the value in use of our reporting units when applicable, there were no impairment charges.

The announcement of the agreement for the sale our Australian assets for approximately US$1.7 billion constitutes evidence of fair value and represents, considering the related net assets' carrying amount, an indicator of potential impairment. Under MFRS, for assets still in use, an impairment loss would arise if the carrying amount of the net assets exceeds both the estimated sale price and the value in use. The value in use corresponds to the net present value of the estimated cash flows related to such assets. We calculated the value in use of our Australian assets as of September 30, 2009, including variables that reflect the current economic conditions, and compared the value with the corresponding net assets' carrying amount. As mentioned above, as a result of our test, no impairment charge under MFRS was determined for the nine-month period ended September 30, 2009.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 15